The Real Brokerage Inc. Announces that it Expects Q1 Revenue Growth of 217% to $9.3 Million; 82% Agent Growth to 1,895 Agents; Value of Closed Transactions Growth of 234% to $374 Million

NEWS PROVIDED BY
The Real Brokerage Inc.
Apr 15, 2021, 07:30 ET

TORONTO and NEW YORK, April 15, 2021 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage in the United States of America (U.S.), announced its preliminary unaudited ﬁnancial results and business highlights for ﬁscal Q1 ended March 31, 2021.

Financial highlights

Q1 2021 revenue of $9.3 million represented an increase of 217% from $2.9 million in Q1 2020.

   Q1 2021 revenue of $9.3 million, an increase of 217% from $2.9 million in Q1 2020;

  Real's network grew to 1,895 agents at the end of Q1 2021, an increase of 82% from 1,043 agents at the end of Q1 2020;

  The value of closed transactions grew to $374 million in Q1 2021, an increase of 234% from $112 million in Q1 2020.

CEO Comments

"These preliminary results reﬂect the extraordinary momentum Real has experienced since we began trading on the TSX Venture Exchange in June 2020 and the OTCQX in August 2020," said Tamir Poleg, co-founder and CEO of Real. "An increasing number of agents and teams are joining Real to enjoy better commission splits, innovative technology, revenue sharing, ﬂexibility and an attractive agent stock incentive plan. Agent growth, in turn, is driving the accelerated growth of our business."

This preliminary unaudited ﬁnancial information is delivered in advance of Real's interim ﬁnancial statements and related management's discussion and analysis for the period ended March 31, 2021 that are expected to be ﬁled on Tuesday, May 11, 2021 and will be available on Real's SEDAR proﬁle at www.sedar.com.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 27 U.S. states and the District of Columbia. Real is building the brokerage of the future, together with agents and their clients. Real creates ﬁnancial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Lynda Radosevich

lynda@therealbrokerage.com

917-922-7020

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking information in this press release includes, without limiting the foregoing, Real's preliminary financial results and operating results for the quarter ended March 31, 2021, the pace of Real's growth, continued investment in the acquisition and retention of agents, development and refinement of proprietary technology for agents and clients and expectations regarding the overall U.S. residential real estate market, and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Preliminary Financial Metrics

The preliminary results set forth above are based on an initial review of Real's operating and financial results for the quarter ended March 31, 2021 and are subject to change. Final reported results could differ from these preliminary results following the completion of quarter end accounting procedures, final adjustments and other developments arising between now and the time that Real's financial results are finalized, and such changes could be material. Real's independent auditor, Brightman Almagor Zohar & Co. (A Firm in the Deloitte Global Network), has not audited, reviewed or performed any procedures with respect to the accompanying preliminary financial results and other data, and accordingly does not express an opinion or any other form of assurance with respect thereto. The preliminary results have been prepared by, and are the responsibility of, Real's management, and were approved by management on April 14, 2021. Real's actual consolidated financial statements for such period may result in material changes to the financial metrics summarized in this press release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal quarter end accounting procedures and adjustments, and - 3 - also what one might expect to be in the final consolidated financial statements based on the financial metrics summarized in this press release. Although Real believes the expectations reflected in this press release are based upon reasonable assumptions, there can be no assurance that actual results will not differ materially from these expectations.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.